WestPark Capital, Inc.

1900 Avenue of the Stars, Suite 300

Los Angeles, California 90067

December 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	MMTEC, Inc.
Request for Acceleration of Registration Statement, as amended, on Form F-1
File No. 333-227934

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of MMTEC, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30PM, Washington D.C. time, on December 26, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 21, 2018 to the date of this letter, the preliminary prospectus, dated November 21, 2018, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	3
Copies to prospective dealers:	8
Copies to prospective institutional investors:	4
Copies to prospective retail investors and others:	337
Total:	352

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

WESTPARK CAPITAL, INC.,

As Representative of the several Underwriters

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer